CHAPIN DAVIS, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2020

COMPUTATION OF AGGREGATE INDEBTEDNESS
  Liabilities included in aggregate indebtedness:

Accounts payable and accrued expenses	$	434,136
Obligations under finance leases		1,883
Aggregate Indebtedness	$	436,019

COMPUTATION OF NET CAPITAL

Total Stockholders Equity		$ 1,423,502
Less: Total Non-Allowable Assets		(1,464,469)
Add: Total Non-Allowable Liabilities		785,447
Net capital before haircuts on securities		744,480
Haircuts on securities		3,128
		741,352

CAPITAL REQUIREMENTS

Net capital required	50,000
Net capital in excess of requirements	691,352
Net capital as shown above	741,352
Ratio of aggregated indebtedness to net capital	.58 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
  Net capital, as reported in Company's Part II

Amended (Unaudited) Focus Report	$	741,352
Net Capital Per Above	$	741,352

Aggregate indebtedness, as reported in Company's Part II		
(Unaudited) Focus Report	$	481,918
Reclassification of Balance Sheet Items		45,899
Aggregate indebtedness, Per Above	$	436,019

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.